Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust Receives Unitholder and Court Approvals for Conversion to a Corporation and Confirms Details of Final Distributions

Calgary, December 15, 2010 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (the "Trust") is pleased to announce that it has received unitholder approval and court approval for its previously announced plan of arrangement (the "Arrangement"), under which the Trust will convert from an income trust to a corporation called "Penn West Petroleum Ltd." ("New Penn West") and which will operate under the trade name "Penn West Exploration".  Unitholders holding in excess of 99 percent of the Trust's trust units voted in favour of the Arrangement.  Unitholders also approved a stock option plan for New Penn West.  The Arrangement is expected to close on January 1, 2011.  Pursuant to the Arrangement, unitholders will receive one common share of New Penn West (a "New Penn West Share") for each one trust unit that they hold on January 1, 2011.

Upon completion of the Arrangement, the New Penn West Shares will be listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "PWT" and the two series of convertible debentures of New Penn West will be listed for trading on the TSX under the trading symbols "PWT.DB.E" and PWT.DB.F", in each case subject to satisfying certain listing conditions of the TSX.  Penn West has applied to list the New Penn West Shares on the New York Stock Exchange (the "NYSE") under the trading symbol "PWE".  The NYSE listing requirements are expected to be met on the closing date or as soon as possible thereafter.

The Trust is also announcing that the board of directors of Penn West Petroleum Ltd. ("Penn West"), the administrator of the Trust, has declared a cash distribution of CDN$0.09 per trust unit payable to unitholders of record on December 31, 2010 (ex-distribution date December 29, 2010) which will be paid to unitholders on January 14, 2011 (the "December Distribution"). The December Distribution will be the Trust’s final cash distribution as an income trust and will be paid pursuant to the Arrangement. If the Arrangement is not completed for any reason, the December Distribution will be paid as a normal cash distribution.  The CDN$0.09 per trust unit distribution is equivalent to US$0.09 per trust unit (before the deduction of any applicable Canadian withholding taxes) using a currency exchange ratio of CDN$1.00 equals US$1.00.  Registered unitholders with U.S. addresses will receive their December Distribution directly from New Penn West's transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date.  Non-registered U.S. unitholders will receive their December Distributions through their brokers.

As previously announced, following the Arrangement it is expected that New Penn West will adopt a quarterly dividend policy with an initial dividend rate of $0.27 per New Penn West Share, with the first dividend anticipated to be paid on April 15, 2011 to shareholders of record on March 31, 2011.

Pursuant to the terms of the Arrangement, the Trust is required to declare payable to unitholders of record on December 31, 2010 a distribution per trust unit equal to any taxable income remaining in the Trust on December 31, 2010 divided by the total number of trust units then outstanding (the "Special Distribution"). If there is any remaining taxable income, the Special Distribution would be payable in trust units having an aggregate value equal to the aggregate amount of such taxable income. The Trust has never paid a special distribution in the past and it is anticipated that the amount of the Special Distribution to be paid to unitholders of record on December 31, 2010 will be nil (ex-distribution date December 29, 2010), as management of Penn West does not currently anticipate that there will be any remaining taxable income in the Trust on December 31, 2010. If it is subsequently determined that there is taxable income in the Trust on December 31, 2010, then the amount of the Special Distribution will be adjusted. Regardless of whether any amount is distributed pursuant to the Special Distribution, unitholders will not receive any cash or trust units pursuant to the Special Distribution, as immediately following the distribution the number of trust units will be consolidated such that after the consolidation, each unitholder will hold the same number of trust units as the unitholder held before the Special Distribution.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "will" and "expect" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the proposed timing for closing the Arrangement, the payment of the December Distribution, the anticipated dividend policy of New Penn West, the amount of the Special Distribution and the listing of the New Penn West Shares and convertible debentures of New Penn West on the TSX and the NYSE, as applicable.  With respect to forward-looking statements contained in this document, Penn West has made assumptions regarding, among other things, the ability to satisfy all conditions precedent to closing the Arrangement (including stock exchange listing requirements), the dividend policy of New Penn West, and that Penn West will not have any taxable income for the year ending December 31, 2010.  Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.  These risks and uncertainties include, among other things, general economic conditions in Canada, the U.S. and globally, that the closing conditions for the Arrangement may not be satisfied, that closing of the Arrangement may be delayed or may not occur at all, or that it may ultimately be determined that the Trust had taxable income for the year ending December 31, 2010 and that the amount of the Special Distribution declared and paid under the Arrangement will therefore be adjusted. Readers are cautioned that this list of risk factors should not be construed as exhaustive.  The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:
PENN WEST ENERGY TRUST Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com